40 - 33

811 - 7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04041663

July 8, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of a **Joint Motion to Vacate Scheduling/Planning Conference** and **Order of Dismissal** in *Joy D. Beasley, et al. v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage HealthSciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04 RB 0958 (MJW)

JOY D. BEASLEY, and
SHEILA McDAID, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

AIM MANAGEMENT GROUP, INC., et al.,

Defendants.

JOINT MOTION TO VACATE SCHEDULING/PLANNING CONFERENCE

The parties, by and through the undersigned attorneys, respectfully move for an order vacating the Scheduling/Planning Conference scheduled for June 29, 2004. In support thereof the parties state as follows:

1. The Court in its Order Setting Scheduling/Planning Conference dated May 14, 2004 set a scheduling/planning conference for June 29, 2004 at 10:30 a.m.

2. Defendants intend to promptly move for transfer of this action, pursuant to 28 U.S.C. § 1404(a), to the United States District Court for the Southern District of Texas. Plaintiffs do not intend to oppose the motion to transfer.

3. The transfer of this action to the Southern District of Texas would make the Scheduling/Planning Conference currently scheduled before the Court unnecessary.

WHEREFORE, the parties respectfully request that the Court order the June 29, 2004

Scheduling/Planning Conference vacated.

Dated: June 22, 2004

Respectfully submitted,

BADER ASSOCIATES, LLC

By: ______________________
Gerald L. Bader, Jr.
Renée B. Taylor
14426 E. Evans Avenue, Suite 200
Denver, CO 80014
Tel: (303) 534-1700
Fax: (303) 534-1701

Counsel for Plaintiffs

POLLACK & KAMINSKY

By: ______________________
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
Suite 1900
New York, NY 10036
Tel. : (212) 575-4700
Fax : (212) 575-6560

Counsel for Defendants

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

JUN 29 2004

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Judge Robert E. Blackburn

Civil Case No. 04-RB-0958 (MJW)

JOY D. BEASLEY, and
SHEILA McDAID, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

AIM MANAGEMENT GROUP INC.,
INVESCO FUNDS GROUP, INC.,
AIM INVESTMENT SERVICES, INC.,
AIM ADVISORS, INC.,
ROBERT H. GRAHAM,
MARK, H. WILLIAMSON,
FRANK S. BAYLEY,
BRUCE L. CROCKETT,
ALBERT R. DOWDEN,
EDWARD K. DUNN, JR.,
JACK M. FIELDS,
CARL FRISCHLING,
PREMA MATHAI-DAVIS,
LEWIS F. PENNOCK,
RUTH H. QUIGLEY,
LOUIS S. SKLAR, and
JOHN DOES 1-100,

Defendants,

AIM AGGRESSIVE GROWTH FUND,
AIM ASIA PACIFIC GROWTH FUND,
AIM BALANCED FUND,
AIM BASIC BALANCED FUND,
AIM BASIC VALUE FUND,
AIM BLUE CHIP FUND,
AIM CAPITAL DEVELOPMENT FUND,
AIM CHARTER FUND,
AIM CONSTELLATION FUND,
AIM DENT DEMOGRAPHIC TRENDS FUND,
AIM DEVELOPING MARKETS FUND,
AIM DIVERSIFIED DIVIDEND FUND,
AIM EMERGING GROWTH FUND,
AIM EUROPEAN GROWTH FUND,

AIM EUROPEAN SMALL COMPANY FUND,
AIM FLOATING RATE FUND,
AIM GLOBAL AGGRESSIVE GROWTH FUND,
AIM GLOBAL EQUITY FUND,
AIM GLOBAL GROWTH FUND,
AIM GLOBAL HEALTH CARE FUND,
AIM GLOBAL VALUE FUND,
AIM HIGH INCOME MUNICIPAL FUND,
AIM HIGH YIELD FUND,
AIM INCOME FUND,
AIM INTERMEDIATE GOVERNMENT FUND,
AIM INTERNATIONAL EMERGING GROWTH FUND,
AIM INTERNATIONAL GROWTH FUND,
AIM LARGE CAP BASIC VALUE FUND,
AIM LARGE CAP GROWTH FUND,
AIM LIBRA FUND,
AIM LIMITED MATURITY TREASURY FUND,
AIM MID CAP BASIC VALUE FUND,
AIM MID CAP CORE EQUITY FUND,
AIM MID CAP GROWTH FUND,
AIM MUNICIPAL BOND FUND,
AIM OPPORTUNITIES I FUND,
AIM OPPORTUNITIES II FUND,
AIM OPPORTUNITIES III FUND,
AIM PREMIER EQUITY FUND,
AIM REAL ESTATE FUND,
AIM SELECT EQUITY FUND,
AIM SHORT TERM BOND FUND,
AIM SMALL CAP EQUITY FUND,
AIM SMALL CAP GROWTH FUND,
AIM TAX-FREE INTERMEDIATE FUND,
AIM TOTAL RETURN BOND FUND,
AIM TRIMARK ENDEAVOR FUND,
AIM TRIMARK FUND,
AIM TRIMARK SMALL COMPANIES FUND,
AIM WEINGARTEN FUND,
INVESCO ADVANTAGE HEALTH SCIENCES FUND,
INVESCO CORE EQUITY FUND,
INVESCO DYNAMICS FUND,
INVESCO ENERGY FUND,
INVESCO FINANCIAL SERVICES FUND,
INVESCO GOLD & PRECIOUS METALS FUND,
INVESCO HEALTH SCIENCES FUND,
INVESCO INTERNATIONAL CORE EQUITY FUND,
INVESCO LEISURE FUND,
INVESCO MED-CAP GROWTH FUND,

INVESCO MULTI-SECTOR FUND,
INVESCO S&P 500 INDEX FUND,
INVESCO SMALL COMPANY GROWTH FUND,
INVESCO TECHNOLOGY FUND,
INVESCO TOTAL RETURN FUND, and
INVESCO UTILITIES FUND,
(collectively, the "AIM/INVESCO Funds"),

Nominal Defendants.

ORDER OF DISMISSAL

Blackburn, J.

The plaintiffs have filed a "Notice of Voluntary Dismissal Without Prejudice" on June 28, 2004. After careful review of the notice and the file, the court has concluded that the notice should be approved and this action be dismissed without prejudice.

THEREFORE IT IS ORDERED as follows:

1. That the "Notice of Voluntary Dismissal Without Prejudice," filed on June 28, 2004, is **APPROVED**; and

2. That this action is **DISMISSED WITHOUT PREJUDICE**, each party to pay their own attorney fees and costs.

Dated this 28th day of June, 2004, at Denver, Colorado.

BY THE COURT:

Robert E. Blackburn
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF SERVICE

Civil Case No. 04-RB-0958 (MJW)

The undersigned certifies that a copy of the foregoing Order was served on June 29, 2004, by:

(X) delivery to:

Magistrate Judge Michael J. Watanabe

() by electronic mail to the addressed to:

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Gerald J. Bader, Jr., Esq.
Bader & Associates, PC
14426 East Evans Ave., Ste. 200
Denver, CO 80014-1160

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street, Ste. 1900
New York, NY 10036

Deputy Clerk